Cusa Tea, Inc.

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CUSA TEA, INC.

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
of Cusa Tea, Inc.
Boulder, Colorado

Opinion

We have audited the accompanying financial statements of Cusa Tea, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cusa Tea, Inc. as of December 31, 2021 and 2020, and the results of its operations, changes in stockholders' equity (deficit) and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

> **Certified Public**
> **Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632

> www.keitercpa.com

Auditor's Responsibilities for the Audits of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

August 26, 2022
Glen Allen, Virginia

CUSA TEA, INC.

Balance Sheets
December 31, 2021 and 2020

Assets		2021		2020
Current assets:				
Cash	$	271,432	$	578,258
Accounts receivable - net		37,797		27,284
Inventory		370,535		551,053
Prepaid expenses		240,286		36,274
Total current assets		920,050		1,192,869
Property and equipment - net		28,441		36,596
Deposit		6,500		6,500
Other asset		-		-
Total assets	$	954,991	$	1,235,965

Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Notes payable - current portion	$	-	$	41,935
Accounts payable		15,832		32,849
Accrued expenses		113,811		139,080
Total current liabilities		129,643		213,864
Long-term liabilities:				
Paycheck Protection Program loan		-		49,077
Notes payable - net of current portion		469,706		469,565
Convertible notes payable		491,695		-
Total long-term liabilities		961,401		518,642
Total liabilities		1,091,044		732,506
Stockholders' equity (deficit):				
Common stock $0.001 par value; 2,035,000 shares authorized and 1,000,000 shares issued and outstanding as of December 31, 2021 and 2020		1,000		1,000
Preferred stock $0.001 par value; 792,635 shares authorized and 629,129 and 590,941 shares issued and outstanding as of December 31, 2021 and 2020		629		591
Additional paid-in capital		3,205,766		2,972,713
Accumulated deficit		(3,343,448)		(2,470,845)
Total stockholders' (deficit) equity		(136,053)		503,459
Total liabilities and stockholders' (deficit) equity	$	954,991	$	1,235,965

See accompanying notes to financial statements.

CUSA TEA, INC.

Statements of Operations
Years Ended December 31, 2021 and 2020

		2021		2020
Sales - net	$	845,415	$	637,002
Cost of sales		564,591		428,710
Gross profit		280,824		208,292
Operating expenses		1,263,244		1,000,138
Operating loss		(982,420)		(791,846)
Other income (expenses):				
Paycheck Protection Program loan forgiveness		101,559		-
Economic Injury Disaster loan grant income		5,000		-
Rental income		30,550		19,027
Interest expense		(23,182)		(4,067)
Other expenses - net		(4,110)		(273)
Total other income - net		109,817		14,687
Net loss	$	(872,603)	$	(777,159)

See accompanying notes to financial statements.

CUSA TEA, INC.

Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2021 and 2020

	Common Stock	Preferred Stock Series A	Preferred Stock Series A-1	Preferred Stock Series A-2	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2020	$ 1,000	$ 189	$ 116	$ 174	$ 2,294,272	$ (1,693,686)	$ 602,065
Issuance of preferred stock	-	112	-	-	678,284	-	678,396
Stock compensation	-	-	-	-	157	-	157
Net loss	-	-	-	-	-	(777,159)	(777,159)
Balance, December 31, 2020	1,000	301	116	174	2,972,713	(2,470,845)	503,459
Issuance of preferred stock	-	38	-	-	231,954	-	231,992
Stock compensation	-	-	-	-	1,099	-	1,099
Net loss	-	-	-	-	-	(872,603)	(872,603)
Balance, December 31, 2021	$ 1,000	$ 339	$ 116	$ 174	$ 3,205,766	$ (3,343,448)	$ (136,053)

See accompanying notes to financial statements.

CUSA TEA, INC.

Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (872,603)	$ (777,159)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	10,185	10,124
Paycheck Protection Program loan forgiveness	(101,559)	-
Stock compensation	1,099	157
Change in operating assets and liabilities:		
Accounts receivable - net	(10,513)	(111)
Inventory	180,518	61,170
Prepaid expenses	(204,012)	(7,152)
Other assets	-	-
Accounts payable	(17,017)	(114,153)
Accrued expenses	(25,269)	79,612
Net cash used in operating activities	(1,039,171)	(747,512)
Cash flows used in investing activities:		
Purchase of equipment	(2,030)	(783)
Cash flows from financing activities:		
(Payments on) proceeds from notes payable	(41,794)	511,500
Proceeds from Paycheck Protection Program loan	52,482	44,077
Proceeds from Economic Injury Disaster loan	-	5,000
Proceeds from issuance of convertible notes payable	491,695	-
Issuance of preferred stock	231,992	678,396
Net cash provided by financing activities	734,375	1,238,973
Net change in cash	(306,826)	490,678
Cash, beginning of year	578,258	87,580
Cash, end of year	$ 271,432	$ 578,258
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 22,189	$ 2,171

See accompanying notes to financial statements.

6

CUSA TEA, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Cusa Tea, Inc. (the "Company") was incorporated on December 12, 2016 in the State of Colorado. The Company is a retailer of instant made tea and coffee products.

Management's Plans: The Company's strategic plan for 2022 and beyond is focused on growing sales and reaching profitability. The Company has a rapidly growing direct to consumer business and a proven method for acquiring customers in that channel. Outside capital needs are required to invest in this channel. The Company is positioned to increase sales without increasing overall expenses as a percentage of revenue. The Company plans to be profitable by late 2023 and beyond through a combination of direct to consumer, wholesale, and private label business. The Company believes the combination of their growth strategy together with additional financing through external investors will enable the Company to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable represents receivables recorded at the invoiced amount from customers in the ordinary course of business, and do not bear interest. The Company regularly analyzes its significant customer accounts and when it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as the case of bankruptcy filings or deterioration in the customer's operating results or financial positions, the Company records a specific estimated bad debt expense as an allowance for doubtful accounts to reduce the related receivable amount to what it reasonably believes will be collected. Management determined the allowance for doubtful accounts to be $8,241 at December 31, 2021 and $1,390 at December 31, 2020.

Inventory: Inventory consists of finished goods and is stated at the lower of cost or net realizable value using the first-in, first-out method. The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as deemed necessary. At December 31, 2021 and 2020, management determined that no valuation allowance was necessary.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed by using the straight-line method based upon the estimated useful lives of the related assets ranging from 5 to 15 years. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

As of and for the year ended December 31, 2021, two customers accounted for 43% of accounts receivable. As of and for the year ended December 31, 2020, four customers accounted for 85% of accounts receivable. Concentration of credit risk is limited due to the large number of customers comprising the Company's customer base and Company policies, which include credit analysis of each customer. Accounts receivable is comprised of customers across various geographic regions.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $437,115 for 2021 and $256,216 for 2020.

Revenue Recognition: The Company recognizes revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

Revenue from product sales is recognized at the point in time when title and risk of loss pass to the customer. Shipping and handling costs billed to customers are included in net sales and related costs incurred by the Company are included in cost of sales.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 30 days.

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition, Continued: Contract assets relate to the Company's right to payment for performance completed to date under a contract. Accounts receivable are recorded when the right to payment becomes unconditional. Contract liabilities relate to payments received in advance of performance under a contract. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. There were no contract assets or contract liabilities at December 31, 2021 and 2020.

Freight Costs: The Company expenses freight costs as incurred. Freight costs on purchases of materials is included in costs of goods sold while shipping costs related to customer orders is included in revenues.

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from sales and cost of goods sold.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statement of operations. Stock-based compensation is recognized and amortized to compensation expense over the requisite service period.

1.   **Summary of Significant Accounting Policies, Continued:**

Recent Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02 Leases, which requires companies with leases to recognize on their balance sheets the assets and liabilities generated by contracts longer than a year. The total value is calculated based on the present value of the future lease payments and the expense is recognized over the life of the lease on a straight-line basis. The standard is effective for private companies for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the implications of this new standard.

Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loans ("PPP loans") as debt. The Company recorded the PPP loans as a liability until the loans were entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded into other income in the 2021 statement of operations (see Note 9).

Subsequent Events: Management has evaluated subsequent events through August 26, 2022, the date the financial statements were available for issuance, and has determined that other than disclosed in Note 3, there are no other subsequent events to be reported in the accompanying financial statements.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2021	2020
Vehicles	$ 57,495	$ 55,465
Leasehold improvements	1,180	1,180
Furniture and equipment	11,708	11,708
	70,383	68,353
Less: accumulated depreciation	41,942	31,757
	$ 28,441	$ 36,596

Depreciation expense was $10,185 for 2021 and $10,124 for 2020.

3.   **Notes Payable:**

During 2020, the Company entered into a loan agreement with the Small Business Administration for the total principal amount of $96,500. The loan accrues interest at 3.75% per annum and matures in 2050. Monthly principal and interest payments of $471 begin in December 2022. The outstanding balance of the loan was $96,500 at December 31, 2021 and 2020.

3.   **Notes Payable, Continued:**

Future maturities related to the Small Business Administration loan at December 31, 2021 are as follows:

Year	Amount
2022	$ 141
2023	1,722
2024	1,788
2025	1,856
2026	1,926
Thereafter	89,067
	$ 96,500

During 2020, the Company entered into various agreements with investors of the Company for a total principal amount of $400,000. The notes were to originally mature in December 2030 or upon full payment prior to this date. Payments on the outstanding loan balance were due quarterly in an amount equal to 5% of the Company's net sales for the preceding quarter.   The loans were to be repaid at 1.6X the original principal loan amount. The outstanding balance of the loans was $373,206 at December 31, 2021 and $398,226 at December 31, 2020. Subsequent to year end, certain note holders agreed that their outstanding principal amount would be repaid upon the close of a successful financing event during 2022 and the remaining outstanding principal amounts would be converted into various convertible notes payable under the current fundraising terms.

During 2020, the Company entered into a short-term financing agreement for a total principal amount of $50,860. The outstanding principal amount was due on demand and bore no interest. The outstanding principal amount was $16,774 at December 31, 2020. The remaining balance was paid in full during 2021.

4.   **Convertible Notes Payable:**

During 2021, the Company entered into various convertible notes with investors of the Company for a total principal amount of $491,695. The notes bear interest at 8% per annum. The full balance of the notes including accrued interest are due in December 2023 unless otherwise converted to equity upon a qualified financing event or the notes have not been paid in full at the maturity date in which the notes will convert at the conversion rate specified in the agreements. The full balance of the notes were outstanding at December 31, 2021.

5.   **Stockholders' Equity (Deficit):**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 2,035,000 shares of common stock, with a par value of $0.001 per share, and 792,635 shares of preferred stock, with a par value of $0.001 per share. The preferred stock shall be allocated as follows: Series A (503,000 shares), Series A-1 (115,894), and Series A-2 (173,741). The holder of each share of stock is entitled to one vote. Holders of preferred stock are entitled to vote together with the holders of common stock as a single class. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

The following table summarizes the shares issued and outstanding at December 31:

	2021	2020
Common stock	1,000,000	1,000,000
Preferred stock:		
Series A	339,494	301,306
Series A-1	115,894	115,894
Series A-2	173,741	173,741
Total preferred stock	629,129	590,941

6.   **Stock Option Plan:**

The Company has granted options to certain employees pursuant to the terms of its 2019 Equity Incentive Plan (the "Plan"). Under the Plan, the maximum number of shares to be granted is 152,250 shares of common stock. As of December 31, 2021 and 2020, there were 126,000 and 139,125 shares, respectively, available for future issuance. Options vest over three year terms with a one-year cliff.

The Company follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations. The Company uses the Black-Scholes pricing model to value options.

CUSA TEA, INC.

Notes to Financial Statements, Continued

6. Stock Option Plan, Continued:

A summary of the Company's stock options outstanding at December 31, 2021 and 2020 and changes during the years then ended, is presented below:

		Exercise price per share	
	Number of Options	Exercise Price	
Outstanding, January 1, 2020	-	$	-
Granted	13,125		0.87
Outstanding, December 31, 2020	13,125		0.87
Granted	13,125		0.87
Outstanding, December 31, 2021	26,250	$	0.87

The following tables summarize additional information about stock options outstanding and exercisable at December 31, 2021 and 2020:

	Options Outstanding at December 31, 2021		Options Exercisable at December 31, 2021
Exercise Prices	Shares	Remaining Contractual Life (years)	Shares
$ 0.87	26,250	9.31	4,375

	Options Outstanding at December 31, 2020		Options Exercisable at December 31, 2020
Exercise Prices	Shares	Remaining Contractual Life (years)	Shares
$ 0.87	13,125	9.81	547

6.   **Stock Option Plan, Continued:**

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair value of stock options granted during 2021 and 2020 are as provided below:

	2021	2020
Stock price	$0.87	$0.87
Expected life of options (in years)	2 yrs	2 yrs
Exercise price	$0.87	$0.87
Expected stock price volatility	60.00%	60.00%
Discount rate - bond equivalent yield	0.40%	0.16%

The Company recognized stock compensation expense of $1,099 in 2021 and $157 in 2020. Unrecognized compensation expense totaling $6,292 is expected to be recognized through 2025.

7.   **Related Party Transactions:**

The Company has various notes payable and convertible notes payable with investors of the Company (see Notes 3 and 4).

8.   **Leases:**

The Company leases its office and warehouse space under a non-cancellable operating lease agreement that expires in 2023. The agreement requires a monthly payment ranging from $6,694 to $6,894 in 2021 and 2020. The lease calls for annual rent escalations and the Company records rent on a straight-line basis. Total rent expense incurred under the lease was $82,434 for 2021 and $85,667 for 2020.

Future minimum lease payments at December 31, 2021 are as follows:

Year	Amount
2022	$ 312,453
2023	68,693
	$ 381,146

The Company also subleases space to various tenants on a month-to-month basis. Rental income related to these leases totaled $30,550 for 2021 and $19,027 for 2020.

9.   **Paycheck Protection Program Loan:**

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a PPP Loan to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

The Company applied for and was approved for a PPP loan in the amount of $57,482 in 2021 and $44,077 in 2020. The loans accrued interest at 1.0%, but payments were not required to begin for ten months after the end of the period covered by the loan. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP loan was uncollateralized and was fully guaranteed by the Federal government.

As of December 31, 2021, the Company had used all of the loan proceeds for qualifying costs and had met the forgiveness requirements of the loans. The Company applied for and was approved for loan forgiveness in March and December 2021. The forgiveness of the loans is recognized as other income on the accompanying 2021 statement of operations. At December 31, 2020, the Company accounted for its 2020 PPP loan totaling $44,077 as debt as it had not yet been approved for forgiveness.

10.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $2,700,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. The Company has no other deferred tax assets or liabilities as of December 31, 2021.